Filed Pursuant to Rule 424(b)(3)
Registration No. 333-189390
Prospectus

LIBERTY GLOBAL plc
14,385,252 Class A Ordinary Shares
10,741,327 Class C Ordinary Shares
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On June 7, 2013, Virgin Media Inc., or Virgin Media, consummated a business combination transaction with Liberty Global, Inc., or LGI, pursuant to which each of LGI and Virgin Media became a separate wholly-owned subsidiary of a new publicly-traded holding company, Liberty Global plc, or Liberty Global. In that business combination transaction, which included the merger of Virgin Media with and into a wholly-owned subsidiary of Liberty Global, which we refer to as the Merger, each outstanding share of Virgin Media common stock as of the effective time of the Merger became exchangeable for 0.2582 of a class A ordinary share of Liberty Global, 0.1928 of a class C ordinary share of Liberty Global and $17.50 in cash, without interest. In this prospectus, we refer to this combination of Liberty Global ordinary shares and cash as the merger consideration. Pursuant to the business combination transaction, LGI also merged with and into a separate wholly-owned subsidiary of Liberty Global and LGI shareholders received Liberty Global ordinary shares.
As of the closing of the Merger, Virgin Media had outstanding $999.0 million aggregate principal amount of its 6.50% convertible senior notes due November 15, 2016, which we refer to as the convertible notes. The convertible notes were issued pursuant to an indenture, dated as of April 16, 2008, between Virgin Media and The Bank of New York Mellon, as trustee. We refer to the indenture, as amended to the date hereof, as the Indenture. As a result of the Merger, a holder of convertible notes is entitled to exchange such notes, upon and subject to the terms of the Indenture, into the amount of cash and Liberty Global class A ordinary shares and class C ordinary shares that such holder would have been entitled to receive in the Merger if it had converted its convertible notes into Virgin Media common stock immediately prior to the Merger. Immediately prior to the Merger, the conversion rate under the Indenture was 52.0291 shares of Virgin Media common stock per $1,000 in principal amount of convertible notes. This represents the right to exchange the convertible notes for a corresponding amount of merger consideration, or 13.4339 Liberty Global class A ordinary shares, 10.0132 Liberty Global class C ordinary shares and $910.51 cash (without interest) per $1,000 in principal amount of convertible notes.
The Merger constitutes a “Fundamental Change” under the Indenture, as a result of which the convertible notes are exchangeable during the period, which we refer to as the Fundamental Change Period, commencing on June 7, 2013 (the effective date of the Merger) and ending on July 10, 2013. The Merger also constitutes a “Make-Whole Fundamental Change” under the Indenture, as a result of which the conversion rate has been increased, during the period, which we refer to as the Make-Whole Exchange Period, commencing on June 7, 2013 and ending on July 9, 2013, to 53.5639 shares of Virgin Media common stock per $1,000 in principal amount of convertible notes. Following the Make-Whole Exchange Period, the conversion rate will revert to 52.0291 shares of Virgin Media common stock per $1,000 in principal amount of convertible notes, subject to anti-dilution adjustments included in the Indenture.
This prospectus covers up to 13,816,052 Liberty Global class A ordinary shares and 10,316,535 Liberty Global class C ordinary shares forming a portion of the merger consideration payable upon exchange of the convertible notes, including as a result of the Make-Whole Fundamental Change. In lieu of delivery of the applicable amount of merger consideration in satisfaction of Virgin Media’s obligation upon exchange of the convertible notes, pursuant to the Indenture Virgin Media may elect to deliver cash or a combination of cash and Liberty Global class A ordinary shares and class C ordinary shares.

This prospectus also covers up to an additional 569,200 Liberty Global class A ordinary shares and 424,792 Liberty Global class C ordinary shares, issued or to be issued upon the exercise or vesting of certain outstanding equity awards held by former employees and directors, as well as by permitted transferees, of Virgin Media under the Virgin Media 2010 Stock Incentive Plan (as Amended and Restated effective June 7, 2013), the Virgin Media Inc. 2004 Stock Incentive Plan (formerly known as the Telewest Global, Inc. 2004 Stock Incentive Plan), the Virgin Media Inc. 2006 Stock Incentive Plan and the Virgin Media Sharesave Plan (collectively, the “Virgin Media Plans”). We assumed the awards covered by the Virgin Media Plans in the Merger and, as a result, each outstanding equity award covering Virgin Media common stock was converted into two separate awards, one covering 0.4123 of a Liberty Global class A ordinary share for each share of Virgin Media common stock subject to such award, and a second award covering 0.3077 of a Liberty Global class C ordinary share for each share of Virgin Media common stock subject to such award.
Investing in our securities involves risks. See “Risk Factors” beginning on page 3.
On June 10, 2013, our class A ordinary shares and class C ordinary shares began trading on the Nasdaq Global Select Market under the symbols “LBTYA” and “LBTYK,” respectively, which were the same trading symbols under which the series A common stock and series C common stock, respectively, of our predecessor company, LGI, traded prior to June 10, 2013. On June 13, 2013, our class A ordinary shares closed at $73.62 per share and our class C ordinary shares closed at $69.31 per share, in each case, as reported on the Nasdaq Global Select Market.
We will not receive any cash proceeds from the offering of our class A and class C ordinary shares under this prospectus with respect to the exchange of the convertible notes. We will receive the exercise price of any outstanding options under the Virgin Media Plans if and when such options are exercised. We currently have no specific plans for the use of the net proceeds received upon exercise of such awards. We anticipate that we will use the net proceeds received by us for general corporate purposes, including working capital.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
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This prospectus is dated June 17, 2013.

SUMMARY
This summary highlights information contained elsewhere in this prospectus or incorporated by reference into this prospectus. You should read the entire prospectus, including “Risk Factors” and the information incorporated by reference into this prospectus, before making an investment decision. In this prospectus, the terms “we,” “our,” “our company,” and “us” may refer, as the context requires, to Liberty Global or collectively to Liberty Global and its subsidiaries.
The LGI/Virgin Media Business Combination
On February 5, 2013, we entered into an Agreement and Plan of Merger pursuant to which, through the Merger, Virgin Media became a wholly-owned subsidiary of Liberty Global. The Merger became effective on June 7, 2013. In the Merger, the holders of shares of Virgin Media common stock became entitled to receive the merger consideration, for each share of Virgin Media common stock owned by them, of 0.2582 of a class A ordinary share of Liberty Global, 0.1928 of a class C ordinary share of Liberty Global and $17.50 in cash, without interest.
The Virgin Media Convertible Notes
The convertible notes were issued by Virgin Media in a private placement on April 16, 2008. As a result of the Merger, a holder of convertible notes is entitled to exchange such notes, upon and subject to the terms of the Indenture, into the amount of merger consideration that such holder would have been entitled to receive in the Merger if it had converted its convertible notes into Virgin Media common stock immediately prior to the Merger. Immediately prior to the Merger, the conversion rate under the Indenture was 52.0291 shares of Virgin Media common stock per $1,000 in principal amount of convertible notes. At this conversion rate, a holder of convertible notes is entitled to exchange such notes, subject to the terms and conditions of the Indenture, for merger consideration consisting of 13.4339 Liberty Global class A ordinary shares, 10.0132 Liberty Global class C ordinary shares and $910.51 cash (without interest) for each $1,000 in principal amount of convertible notes exchanged.
The Merger constitutes a “Fundamental Change” under the Indenture, as a result of which the convertible notes are exchangeable for the merger consideration during the Fundamental Change Period. The Fundamental Change Period commenced on June 7, 2013 (the effective date of the Merger) and ends July 10, 2013. The convertible notes are otherwise exchangeable only under the circumstances and during the periods specified in Section 12.01 of the Indenture. Prior to June 7, 2013, the convertible notes were convertible based on the relationship of the trading price of the Virgin Media common stock to the conversion price of the convertible notes ($19.22 per share). The Merger also constitutes a “Make-Whole Fundamental Change” under the Indenture, as a result of which the conversion rate has been increased, during the Make-Whole Exchange Period, to 53.5639 shares of Virgin Media common stock per $1,000 in principal amount of convertible notes. At this increased conversion rate, a holder of convertible notes is entitled to exchange such notes, subject to the terms and conditions of the Indenture, for merger consideration consisting of 13.8302 Liberty Global class A ordinary shares, 10.3271 Liberty Global class C ordinary shares and $937.37 in cash (without interest) for each $1,000 in principal amount of convertible notes exchanged. Following the Make-Whole Exchange Period, the conversion rate will revert to 52.0291 shares of Virgin Media common stock per $1,000 in principal amount of convertible notes, subject to anti-dilution adjustments included in the Indenture.
This prospectus covers up to 13,816,052 Liberty Global class A ordinary shares and 10,316,535 Liberty Global class C ordinary shares forming a portion of the merger consideration payable upon exchange of the convertible notes, including as a result of the Make-Whole Fundamental Change. In lieu of delivery of the applicable amount of merger consideration in satisfaction of Virgin Media’s obligation upon exchange of the convertible notes, pursuant to the Indenture Virgin Media may elect to deliver cash or a combination of cash and Liberty Global class A ordinary shares and class C ordinary shares.

The Virgin Media Plans
This prospectus also covers up to an additional 569,200 Liberty Global class A ordinary shares and 424,792 Liberty Global class C ordinary shares, issued or to be issued upon the exercise or vesting of certain outstanding equity awards held by former employees and directors of Virgin Media, as well as permitted transferees, under the Virgin Media Plans. We assumed the awards granted under the Virgin Media Plans in the Merger and, as a result, each outstanding equity award covering Virgin Media common stock was converted into two separate awards, one covering 0.4123 of a Liberty Global class A ordinary share for each share of Virgin Media common stock subject to such award, and a second award covering 0.3077 of a Liberty Global class C ordinary share for each share of Virgin Media common stock subject to such award.
Liberty Global plc
Liberty Global is a U.K. public limited company with principal offices at 38 Hans Crescent, London SW1X 0LZ, United Kingdom and 12300 Liberty Boulevard, Englewood, Colorado 80112. We were formed on January 29, 2013 as a private limited company incorporated under English law (registration number 8379990) in connection with the acquisition of Virgin Media and were re-registered as a public limited company under the U.K. Companies Act 2006 on June 5, 2013.
Through our subsidiaries and affiliates, we are the largest international broadband communications operator in terms of subscribers, servicing customers across 14 countries (including, after the acquisition of Virgin Media, the United Kingdom), primarily in Europe and Chile. At March 31, 2013, LGI owned and operated networks that passed 34 million homes and served 35 million customers. On June 7, 2013, we completed the acquisition of Virgin Media, which is a “quad-play” provider of broadband internet, television, mobile telephony and fixed-line telephony services that offers a variety of entertainment and communications services to residential and commercial customers in the U.K. As of March 31, 2013, Virgin Media provided services to 4.9 million residential cable customers on its network and provided mobile telephony service to 1.7 million contract mobile customers and 1.3 million prepay mobile customers over third party networks.
Our consumer brands include Virgin Media, UPC, Unitymedia, KabelBW, Telenet and VTR. Our operations also include Chellomedia, our content division, Liberty Global Business Services, a commercial division and Liberty Global Ventures, our investment fund.

THE OFFERING

Issuer	Liberty Global plc
Ordinary Shares offered by Liberty Global	Up to 14,385,252 class A ordinary shares and 10,741,327 class C ordinary shares from time to time upon exchange of the convertible notes, subject to the terms and conditions of the Indenture.
Use of proceeds
We will not receive any cash proceeds from the offering of our class A and class C ordinary shares under this prospectus with respect to the exchange of the convertible notes. We will receive the exercise price of any outstanding options under the Virgin Media Plans if and when such options are exercised. We currently have no specific plans for the use of the net proceeds received upon exercise of such awards. We anticipate that we will use the net proceeds received by us for general corporate purposes, including working capital.

Nasdaq symbols	LBTYA and LBTYK for our class A and class C ordinary shares, respectively.

RISK FACTORS
In addition to the “Risk Factors” included in the most recently filed Annual Report on Form 10-K/A of each of Liberty Global, Inc. and Virgin Media, which are incorporated by reference in this prospectus, you should consider carefully the matters described below and the other information contained in or incorporated by reference in this prospectus, in determining whether to invest in our class A ordinary shares and class C ordinary shares. See “Where you Can Find More Information.”
Factors Relating to the LGI and Virgin Media Mergers
Liberty Global may be treated as a U.S. corporation for U.S. federal income tax purposes. Liberty Global, a U.K. public limited company, generally would be classified as a foreign corporation (and, therefore, a non-U.S. tax resident) under general rules of U.S. federal income taxation. Section 7874 of the Internal Revenue Code of 1986, or the Code, however, contains rules that result in a foreign corporation being taxed as a U.S. corporation for U.S. federal income tax purposes. These rules are relatively new, their application is complex and there is little guidance regarding their application.
Under Section 7874 of the Code, we will be treated as a U.S. corporation for U.S. federal income tax purposes unless our “expanded affiliated group” is treated as having “substantial business activities” in the U.K. For this purpose, “expanded affiliated group” generally includes LGI and Virgin Media and their respective subsidiaries, and “substantial business activities” generally means at least 25% of employees (by number and compensation), assets and gross income of our expanded affiliated group are based, located and derived, respectively, in the U.K.
We expect to satisfy this 25% test because substantially all of the operations of Virgin Media occur in the U.K., and some of the operations of LGI occur in the U.K. (with its remaining operations occurring throughout Europe and Latin America). We caution, however, that the satisfaction of the 25% test generally is determined at the closing of the mergers and there could be adverse changes to the relevant facts and circumstances which could become known in the future. In addition, there have been legislative proposals to expand the scope of U.S. corporate tax residence and there could be changes to Section 7874 of the Code or the Treasury Regulations promulgated thereunder that could result in Liberty Global being treated as a U.S. corporation.
If it were determined that we should be taxed as a U.S. corporation for U.S. federal income tax purposes, we could be liable for substantial additional U.S. federal income tax. In addition, payments of dividends to Non-U.S. holders may be subject to U.S. withholding tax. For U.K. tax purposes, we are expected, regardless of any application of Section 7874 of the Code, to be treated as a U.K. resident company since we are incorporated under English law. Consequently, we might be liable for both U.K. and U.S. taxes, which could have a material adverse effect on our financial condition and results of operations.
Liberty Global may be classified as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. holders. For U.S. federal income tax purposes, Liberty Global generally would be classified as a PFIC for any taxable year if either (i) 75% or more of its gross income (including gross income of certain 25%-or-more-owned corporate subsidiaries) is “passive income” (as defined for such purposes) or (ii) the average percentage of its assets (including the assets of certain 25%-or-more-owned corporate subsidiaries) that produce passive income or that are held for the production of passive income is at least 50%. A “start-up” exception, however, provides that Liberty Global, as a new company, will not be treated as a PFIC even if it meets the passive income and asset tests described above for its first taxable year so long as, in general, Liberty Global is not expected to, and actually does not, meet such tests for any of the following two taxable years.
We believe that Liberty Global should not be a PFIC following the mergers, including taking into account the start-up exception. We cannot, however, assure you that we will not be or will not become a PFIC because the tests for determining PFIC status are applied annually. If we were to be treated as a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. holder, then the U.S. holder would generally be subject to additional U.S. federal income taxes plus an interest charge with respect to distributions from Liberty

NY01:254039.6    3

Global and sales of Liberty Global stock unless the U.S. holder elects to be taxed annually on a mark-to-market basis with respect to our shares.
The mergers may not allow us to maintain a competitive corporate tax rate. We believe that the mergers should improve our ability to maintain a competitive worldwide effective corporate tax rate. However, we cannot give any assurance as to what our effective tax rate will be because of, among other things, uncertainty regarding the tax policies of the jurisdictions in which we operate. Our actual effective tax rate may vary from our expectations and that variance may be material. Additionally, the tax laws of the U.K. and other jurisdictions could change in the future, and such changes could cause a material change in our effective tax rate.
Virgin Media’s ability to use net operating loss carryforwards to offset future taxable income for U.S. federal income tax purposes will be subject to limitation as a result of the mergers. In general, under Section 382 of the Code a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses, which we refer to as NOLs, to offset future taxable income for U.S. federal income tax purposes. In general, an ownership change occurs if the aggregate stock ownership of certain stockholders increases by more than 50 percentage points over such stockholders’ lowest percentage ownership during the testing period (generally three years). As of March 31, 2013, Virgin Media and its dual resident subsidiaries (i.e., its subsidiaries that are resident of both the U.S. and the U.K. for income tax purposes) had approximately £2,530.8 million ($3,843.9 million at March 31, 2013) and £927.1 million ($1,408.1 million at March 31, 2013), respectively, of NOLs, which will expire between 2012 and 2032. It is anticipated that the mergers will result in an ownership change of Virgin Media and its dual resident subsidiaries under Section 382 of the Code. The occurrence of an ownership change of Virgin Media and its dual resident subsidiaries could limit their ability to utilize these pre-change NOLs. Upon an ownership change, Section 382 of the Code imposes an annual limitation on the amount of NOLs that may be used to offset future taxable income for U.S. federal income tax purposes. The amount of the annual limitation generally is equal to the aggregate value of the Virgin Media common stock (or, in the case of the dual resident subsidiaries, the aggregate value of their common stock) that was outstanding immediately prior to the mergers multiplied by the adjusted federal tax-exempt rate, set by the IRS. Limitations imposed on the ability to use NOLs to offset future taxable income could cause U.S. federal income taxes to be paid by Virgin Media and its dual resident subsidiaries earlier than they otherwise would be paid if such limitations were not in effect and could cause such NOLs to expire unused, in each case, reducing or eliminating the benefit of such NOLs. Similar rules and limitations may apply for state income tax purposes.
We may not be able to realize the benefits expected from the mergers because of various challenges. The success of the mergers will depend, in part, on our ability to successfully combine the businesses of two companies that have previously operated as independent public companies. There is no assurance that we will be able to complete the integration process smoothly or successfully or within the anticipated time frame, or at all. Our management faces challenges in the coordination of separate and disparate personnel, properties, facilities, systems, technologies, procedures and policies, and may also need to address differences in business backgrounds and corporate cultures. The success of our company also depends in part upon our ability to retain key employees after the mergers are completed. If LGI and Virgin Media are not successfully integrated, the anticipated benefits of the mergers may not be realized fully or at all or may take longer to realize than expected. In addition, the integration process could divert the attention of our management, disrupt or interrupt or result in the loss of momentum in each company’s ongoing businesses, or cause inconsistencies in standards, controls, procedures and policies, any of which could adversely affect our ability to maintain relationships with customers and employees, or our ability to achieve the anticipated benefits of the mergers, or could reduce our earnings or otherwise adversely affect our business and financial position, operating results and liquidity.
If we are unable to retain key personnel, our businesses might suffer. The success of the mergers will depend in part on our ability to retain key employees, including members of our executive management team and other key technology and finance officers of our operating subsidiaries, including Virgin Media. These key employees are in high demand and competition for their talents can be intense. It is possible that these employees might decide not to remain with our company. If these key employees terminate their employment, our sales, marketing, financing or development activities might be adversely affected, management’s attention might be diverted from successfully integrating LGI’s and Virgin Media’s operations to hiring suitable replacements, and our business might suffer. In addition, we might not be able to locate suitable replacements for any such key employees that leave or offer employment to potential replacements on reasonable terms.
Factors Relating to the Combined Group
Our businesses are conducted almost exclusively outside of the United States, which gives rise to numerous operations risks. Our businesses are conducted almost exclusively in countries outside the United States and are thereby subject to the following inherent risks:

•	fluctuations in foreign currency exchange rates;

•	difficulties in staffing and managing international operations;

•	potentially adverse tax consequences;

•	export and import restrictions, custom duties, tariffs and other trade barriers;

•	increases in taxes and governmental fees;

•	economic and political instability; and

•	changes in foreign and domestic laws and policies that govern operations of foreign-based companies.
Operational risks that we may experience in certain countries include disruptions of services or loss of property or equipment that are critical to overseas businesses due to expropriation, nationalization, war, insurrection, terrorism or general social or political unrest.
Our businesses are subject to risks of adverse regulation by foreign governments. Our businesses are subject to the individual regulatory regimes of the countries in which we operate. Cable and telecommunications businesses are subject to licensing or registration eligibility rules and regulations, which vary from country to country. The provision of electronic communications networks and services requires licensing from, or registration with, the appropriate regulatory authorities and, for telephony services, entrance into interconnection arrangements with other phone companies, including the incumbent phone company. It is possible that countries in which we operate may adopt laws and regulations regarding electronic commerce, which could dampen the growth of the internet services being offered and developed by our businesses. In a number of countries, the ability of our operating companies to increase the prices they charge for their respective cable television service or to make changes to the programming packages they offer is limited by regulation or conditions imposed by competition authorities, or is subject to review by regulatory authorities or is subject to termination rights of customers. In addition, regulatory authorities may grant new licenses to third parties and, in any event, in most of the markets in which we operate, new entry is possible without a license, although there may be registration eligibility rules and regulations, resulting in greater competition in territories where such businesses may already be active. More significantly, regulatory authorities may require the combined group to grant third parties access to its bandwidth, frequency capacity, facilities or services to distribute their own services or resell our services to end customers. Programming businesses are subject to regulation on a country-by-country basis, including programming content requirements, requirements to make programming available on non-discriminatory terms, and service quality standards. Consequently, our operating businesses must adapt their ownership and organizational structure as well as their pricing and service offerings to satisfy the rules and regulations to which they are subject. A failure to comply with applicable rules and regulations could result in penalties, restrictions on our businesses or loss of required licenses or other adverse conditions.
Adverse changes in rules and regulations could:

•	impair the ability of our operating companies to use their bandwidth in ways that generate maximum revenue and operating cash flow;

•	create a shortage of capacity on our networks, which could limit the types and variety of services we seek to provide our customers;

•	strengthen our competitors by granting them access and lowering their costs to enter into our markets; and

•	have a significant adverse impact on our profitability.
Businesses that offer multiple services, such as video distribution as well as internet and telephony, or that are vertically integrated and offer both video distribution and programming content, often face close regulatory scrutiny from competition authorities in several countries in which we operate. This is particularly the case with respect to any proposed business combinations, which often require clearance from national competition authorities. The regulatory authorities in several countries in which we do business have considered from time to time what access rights, if any, should be afforded to third parties for use of existing cable television networks and have imposed access obligations in certain countries. This has resulted, for example, in obligations with respect to call termination for our telephony business in Europe, video “must carry” obligations in many markets in which we operate and video and broadband internet access obligations in Belgium and in the Netherlands.
John C. Malone has significant voting power with respect to corporate matters considered by our shareholders. John C. Malone beneficially owns ordinary shares representing approximately 28% of our aggregate voting power, although such shares represent only approximately 3% of our ordinary shares. By virtue of Mr. Malone’s voting power in our company, as well as his position as Chairman of our board of directors, Mr. Malone may have significant influence over the outcome of any corporate transaction or other matters submitted to our shareholders for approval. Mr. Malone is able to block any such matter which, under English law, requires approval by special resolution (i.e., a resolution approved by the holders of at least 75% of the aggregate voting power of our outstanding ordinary shares, being entitled to vote, voting on the resolution), such as amendment to our articles of association or the exclusion of preemptive rights. Mr. Malone’s rights to vote or dispose of his equity interests in our company are not subject to any restrictions in favor of our company other than as may be required by applicable law and except for customary transfer restrictions pursuant to equity award agreements.
The “Virgin” brand is used by Virgin Media under licenses from Virgin Enterprises Limited and is not under the control of Virgin Media. The activities of the Virgin Group and other licensees could have a material adverse effect on the goodwill of customers towards Virgin Media as a licensee and the licenses from Virgin Enterprises Limited can be terminated in certain circumstances. The “Virgin” brand is integral to Virgin Media’s corporate identity. Virgin Media is reliant on the general goodwill of consumers towards the Virgin brand. Consequently, adverse publicity in relation to the Virgin Group or its principals, particularly Sir Richard Branson, who is closely associated with the brand, or in relation to another licensee of the “Virgin” name and logo (particularly in the U.K., where Virgin Media does business) could have a material adverse effect on Virgin Media’s reputation, business and results of operations. In addition, the licenses from Virgin Enterprises Limited can be terminated in certain circumstances. For example, Virgin Enterprises Limited can terminate the licenses, after providing Virgin Media with an opportunity to cure, (i) if Virgin Media or any of its affiliates commits persistent and material breaches or a flagrant and material breach of the licenses, (ii) if Virgin Enterprises Limited has reasonable grounds to believe that the use (or lack of use) of the licensed trademarks by Virgin Media has been or is likely to result in a long-term and material diminution in the value of the “Virgin” brand, or (iii) if a third party who is not (or one of whose directors is not) a “fit and proper person”, such as a legally disqualified director or a bankrupt entity, acquires “control” of Liberty Global. Such a termination could have a material adverse effect on Virgin Media’s business and results of operations.
We have substantial leverage and debt service obligations which could adversely affect our business. We seek to maintain our debt at levels that provide for attractive equity returns without assuming undue risk. In this regard, we generally seek to cause our operating subsidiaries to maintain their debt at levels that result in a consolidated debt balance that is between four and five times our consolidated operating cash flow (as defined in note 17 to our consolidated financial statements included in Part II of our Annual Report on Form 10-K/A, which is incorporated herein by reference). As a result, we are highly leveraged. As of March 31, 2013, after giving pro forma effect to the acquisition of Virgin Media and the debt financings related to such acquisition as if such transactions had occurred on such date, our debt and capital lease obligations were approximately $40.7 billion.
Our substantial indebtedness could have important consequences, including the following:

•	reducing our flexibility in planning for, or reacting to, changes in our businesses, the competitive environment and the industries in which we operate, and to technological and other changes;

•	lowering credit ratings of subsidiaries;

•	reducing access to capital and increasing borrowing costs for any additional indebtedness to finance future operating and capital expenses and for general corporate purposes;

•	reducing funds available for operations, capital expenditures and other activities; and

•	creating competitive disadvantages relative to other companies with lower debt levels.
In addition, the terms and conditions of such indebtedness may not be favorable to us, and, as such, could further increase the overall burden of such indebtedness upon us and our business flexibility. Unfavorable debt financing terms may also adversely affect our financial results.
Factors Relating to Domiciliation in the U.K.
Shareholder approval may be required for us to buy back our shares. English law prohibits us from purchasing our shares unless such purchase has been approved by our shareholders. Shareholders may approve two different types of such share purchases: “on-market” purchases or “off-market” purchases. “On-market” purchases may only be made on a “recognized investment exchange,” which does not include Nasdaq, which is the only exchange on which our shares are traded. In order to purchase our shares, we must therefore obtain shareholder approval for “off-market” purchases. This requires that our shareholders pass an ordinary resolution (i.e. a resolution approved by a simple majority of holders of the aggregate voting power of the outstanding shares that, being entitled to vote, approve the resolutions) approving the terms of the contract pursuant to which the purchase(s) are to be made. Such approval may be for a maximum period of up to five years. Prior to the effective times of the Merger, a special resolution was passed by LGI, as our sole shareholder, to approve certain contracts pursuant to which we are able to make “off-market” purchases from selected investment banks. This special resolution may be renewed prior to its expiration (i.e., within five years), and renewal of such authorization may be sought at least once every five years, and possibly more frequently. However, Liberty Global shares may only be repurchased out of distributable reserves or, subject to certain exceptions, out of the proceeds of a new issuance of shares made for that purpose.
There can be no assurance that circumstances will not arise that would cause the renewal of the foregoing shareholder approval not to be obtained, which would deprive Liberty Global’s shareholders of substantial capital management benefits. See “—Factors Relating to the Combined Group—John C. Malone has significant voting power with respect to corporate matters considered our shareholders” for more information.
English law requires that we meet certain additional financial requirements before we can declare dividends or repurchase shares. Under English law, we are able to declare dividends, make distributions or repurchase shares (other than out of the proceeds of a new issuance of shares made for that purpose) only out of distributable reserves. Distributable reserves are a company’s accumulated, realized profits, to the extent not previously utilized by distribution or capitalization, less its accumulated, realized losses, to the extent not previously written off in a reduction or reorganization of capital duly made. Immediately following the mergers, we did not have distributable reserves. Prior to the effective times of the mergers, LGI, previously our sole shareholder, passed a resolution to reduce the capital of Liberty Global and reducing our share premium account to zero, to allow the creation of distributable reserves. We are seeking the approval of the English Companies Court through a customary process, which is required for the creation of distributable reserves to be effective. The approval of the English Companies Court is expected to be received on or about June 19, 2013. Prior to the receipt of the approval, we are not able to declare dividends or make any share repurchases, and if that approval is not received, it is expected that we will not have a sufficient amount of distributable reserves to repurchase shares in accordance with our $3.5 billion share repurchase program, which was announced on June 11, 2013.
The enforcement of civil liabilities against us may be more difficult. Because we are a public limited company incorporated under English law, investors could experience more difficulty enforcing judgments obtained against us in U.S. courts than would currently be the case for U.S. judgments obtained against a U.S. company. It may also be more difficult (or impossible) to bring some types of claims against us in courts sitting in England than it would be to bring similar claims against a U.S. company in a U.S. court. Our articles of association provide for the exclusive jurisdiction of the English courts for shareholder lawsuits against us or our directors.
Our U.K. redomiciliation has resulted in additional ongoing costs. The completion of our redomiciliation in the U.K. has resulted in an increase in some of our ongoing expenses as compared with LGI and requires us to incur some new expenses. We may incur new expenses, including professional fees and U.K. stamp duty or U.K. stamp duty reserve tax in respect of share repurchases and, potentially, in connection with settlement of equity-based awards under our stock or share incentive plans to comply with U.K. corporate and tax laws.
The expected benefits of our U.K. redomiciliation may not be realized. There can be no assurance that all of the anticipated benefits of the redomiciliation will be achievable, particularly as the achievement of the benefits are in many important respects subject to factors that we do not control, including the reactions of third parties with whom we enter into contracts and do business and the reactions of investors, analysts and U.K. and U.S. taxing authorities.
Our effective tax rates and the expected benefits of the redomiciliation are also subject to a variety of other factors, many of which are beyond our ability to control, such as changes in the rate of economic growth in the U.K., the U.S. and everywhere else that we do business, the financial performance of our business in various jurisdictions, currency exchange rate fluctuations, and significant changes in trade, monetary or fiscal policies of the U.K., the U.S. and other jurisdictions in which we do business, including changes in interest rates. The impact of these factors, individually and in the aggregate, is difficult to predict, in part because the occurrence of the events or circumstances described in such factors may be interrelated, and the impact to us of the occurrence of any one of these events or circumstances could be compounded or, alternatively, reduced, offset, or more than offset, by the occurrence of one or more of the other events or circumstances described in such factors.
Transfers of Liberty Global shares may be subject to U.K. stamp duty and/or U.K. stamp duty reserve tax. U.K. stamp duty and/or U.K. stamp duty reserve tax are taxes that are imposed on certain transfers of or agreements to transfer chargeable securities (which include shares in companies incorporated under English law) at a rate of 0.5% of the consideration for the transfer. Certain issues or transfers of shares into depositary receipt or clearance systems are charged at a higher rate of 1.5%.
You are strongly encouraged to hold your Liberty Global shares in book-entry form through the facilities of the Depository Trust Company. An agreement to transfer an interest in Liberty Global shares through a clearance service or depositary receipt system should not give rise to a liability to U.K. stamp duty reserve tax under current U.K. tax law and HM Revenue & Customs (“HMRC”) practice. We anticipate that the Depository Trust Company would be treated as a clearance service for these purposes, and LGI has obtained a clearance from HMRC to this effect. In addition, no U.K. stamp duty should, in practice, need be paid in respect of a paperless transfer of an interest in Liberty Global shares through the Depository Trust Company. A transfer of title in Liberty Global shares or an agreement to transfer such shares from within the Depository Trust Company system out of the Depository Trust Company system, and any subsequent transfers or agreements to transfer outside the Depository Trust Company system, will generally attract a charge to U.K. stamp duty and/or U.K. stamp duty reserve tax at a rate of 0.5% of any consideration. Any such duty must be paid (and the relevant transfer document stamped by HMRC) before the transfer can be registered in the books of Liberty Global. Holders of Liberty Global shares should note in particular that a redeposit of Liberty Global shares into the Depository Trust Company system, including by means of an initial transfer into a depositary receipt system, will generally attract U.K. stamp duty and/or U.K. stamp duty reserve tax at the higher rate of 1.5%.

Following the mergers, arrangements are expected to be put in place by Liberty Global to require that Liberty Global shares held in certificated form cannot be transferred into the Depository Trust Company system until the transferor of the shares has first delivered the Liberty Global shares to a depositary specified by Liberty Global so that any U.K. stamp duty and/or U.K. stamp duty reserve tax that may be due in connection with the delivery to the depositary may be collected. It is expected that any such shares will be evidenced by a receipt issued by the depositary. Before the transfer can be registered in the books of Liberty Global, it is expected that the transferor will also be required to put the depositary in funds to settle the resultant liability to U.K. stamp duty and/or U.K. stamp duty reserve tax, which will generally be charged at a rate of 1.5% of the value of the Liberty Global shares.
Following the mergers, U.K. stamp duty and/or U.K. stamp duty reserve tax will be incurred in respect of share repurchases and may arise in connection with settlement of equity-based awards under our stock or share incentive plans. This could increase the costs to continue such plans as currently designed and utilized.
In HMRC guidance published on April 27, 2012 in response to the decisions in certain recent cases, HMRC has indicated that it will no longer seek to apply 1.5% U.K. stamp duty or U.K. stamp duty reserve tax when new shares of companies incorporated in the U.K. are first issued to a clearance service (or its nominee) or depositary receipt issuer (or its nominee or agent) anywhere in the world or are transferred to such an entity as an integral part of an issue of share capital. We anticipate that the Depository Trust Company would be treated as a clearance service for these purposes, and LGI obtained a clearance from HMRC to this effect. Accordingly, we do not currently expect that U.K. stamp duty and/or U.K. stamp duty reserve tax would be imposed under current U.K. tax law and HMRC practice on a future issuance of shares by Liberty Global. However, it is possible that the U.K. government may change the law in relation to U.K. stamp duty and/or U.K. stamp duty reserve tax in response to the cases referenced above, and that this will have a material effect on the cost of share issuances by Liberty Global and potentially on the cost of dealing in Liberty Global shares.
Additional Risks Relating to Liberty Global
Our businesses are, and will continue to be, subject to the risks described in (i) Part I, Item 1A in LGI’s Annual Report on Form 10-K/A. for the fiscal year ended December 31, 2012 and (ii) Part I, Item 1A in Virgin Media’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2012, in each case, as filed with the SEC and incorporated by reference in this prospectus. See “Where You Can find More Information” on page 28 for the location of information incorporated by reference in this prospectus.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
This prospectus, including documents incorporated by reference herein, includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our business, product, foreign currency and finance strategies, our capital expenditures, subscriber growth and retention rates, competitive and economic factors, the maturity of our markets, anticipated cost increases, liquidity, credit risks, foreign currency risks and target leverage levels. In some cases, you can identify these statements by our use of forward-looking words such as “may,” “will,” “should,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential,” “intend” and other terms of similar substance used in connection with any discussion of the future operations or financial performance of our company. To the extent that statements in this prospectus (or incorporated by reference herein) are not recitations of historical fact, such statements constitute forward-looking statements, which, by definition, involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished.

You should be aware that these statements and any other forward-looking statements in these documents only reflect our expectations and are not guarantees of performance. These statements involve risks, uncertainties and assumptions. Many of these risks, uncertainties and assumptions are beyond our control and may cause actual results and performance to differ materially from our expectations.
In addition to the risks and uncertainties set forth under the heading “Risk Factors” starting on page 3 of this prospectus, important factors that could cause our actual results to be materially different from our expectations include, among others:

•	economic and business conditions and industry trends in the countries in which we operate;

•	the competitive environment in the broadband communications and programming industries in the countries in which we operate, including competitor responses to our products and services;

•	fluctuations in currency exchange rates and interest rates;

•	instability in global financial markets, including sovereign debt issues in the European Union and related fiscal reforms;

•	consumer disposable income and spending levels, including the availability and amount of individual consumer debt;

•	changes in consumer television viewing preferences and habits;

•
consumer acceptance of our existing service offerings, including our digital video, broadband internet, telephony and mobile service offerings, and of new technology, programming alternatives and other products and services that we may offer in the future;

•	our ability to manage rapid technological changes;

•	our ability to maintain or increase the number of subscriptions to our digital video, broadband internet, telephony and mobile service offerings and our average revenue per household;

•	our ability to provide satisfactory customer service, including support for new and evolving products and services;

•	our ability to maintain or increase rates to our subscribers or to pass through increased costs to our subscribers;

•	the impact of our future financial performance, or market conditions generally, on the availability, terms and deployment of capital;

•	changes in, or failure or inability to comply with, government regulations in the countries in which we operate and adverse outcomes from regulatory proceedings;

•	government intervention that opens our broadband distribution networks to competitors, such as the obligations imposed in Belgium and the Netherlands;

•
our ability to obtain regulatory approval and satisfy other conditions necessary to close acquisitions and dispositions and the impact of conditions imposed by competition and other regulatory authorities in connection with acquisitions, including the impact of the conditions imposed in connection with the acquisition of Kabel BW GmbH (KBW) on our operations in Germany;

•	changes in laws or treaties relating to taxation, or the interpretation thereof, in the U.S. or in countries in which we operate;

•	changes in laws and government regulations that may impact the availability and cost of credit and the derivative instruments that hedge certain of our financial risks;

•	the ability of suppliers and vendors to timely deliver quality products, equipment, software and services;

•	the availability of attractive programming for our digital video services at reasonable costs;

•	uncertainties inherent in the development and integration of new business lines and business strategies;

•	our ability to adequately forecast and plan future network requirements;

•	the availability of capital for the acquisition and/or development of telecommunications networks and services;

•	our ability to successfully integrate and realize anticipated efficiencies from the businesses we acquire;

•	problems we may discover post-closing with the operations, including the internal controls and financial reporting process, of businesses we acquire;

•	the outcome of any pending or threatened litigation;

•	the loss of key employees and the availability of qualified personnel;

•	changes in the nature of key strategic relationships with partners and joint venturers; and

•	events that are outside of our control, such as political unrest in international markets, terrorist attacks, malicious human acts, natural disasters, pandemics and other similar events.
The broadband communications services industries are changing rapidly and, therefore, the forward-looking statements of expectations, plans and intent in this prospectus (and incorporated herein) are subject to a significant degree of risk. These forward-looking statements and the above-described risks, uncertainties and other factors speak only as of the date of this prospectus, and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein, to reflect any change in our expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on any forward-looking statement contained in this prospectus or any documents incorporated by reference herein.

USE OF PROCEEDS
We will not receive any cash proceeds from the offering of our class A and class C ordinary shares under this prospectus in connection with the exchange of the convertible notes. We will receive the exercise price of any outstanding options under the Virgin Media Plans if and when such options are exercised. We currently have no specific plans for the use of the net proceeds received upon exercise of such awards. We anticipate that we will use the net proceeds received by us for general corporate purposes, including working capital.

PLAN OF DISTRIBUTION
The convertible notes were issued under an indenture, dated as of April 16, 2008, between Virgin Media and The Bank of New York Mellon, as trustee, as amended by the first supplemental indenture thereto, dated as of June 7, 2013, among Liberty Global, the successor to Virgin Media and The Bank of New York Mellon, as trustee

(together, the “Indenture”). The Indenture has been filed as an exhibit to the registration statement of which this prospectus forms a part. See “Where You Can Find Additional Information.”
In connection with the Merger, and subject to and in accordance with the terms of the Indenture, each convertible note became exchangeable into the amount of merger consideration that a holder of such note would have been entitled to receive in the Merger if it had converted its convertible note into Virgin Media common stock immediately prior to the Merger. Immediately prior to the Merger, the conversion rate under the Indenture was 52.0291 shares of Virgin Media common stock per $1,000 in principal amount of convertible notes. At this conversion rate, a holder of a convertible note in the principal amount of $1,000 is entitled to exchange such note, subject to the terms and conditions of the Indenture, for merger consideration consisting of 13.4339 Liberty Global class A ordinary shares, 10.0132 Liberty Global class C ordinary shares and $910.51 cash (without interest).
The Merger constitutes a “Fundamental Change” under the Indenture, as a result of which the convertible notes are exchangeable for the merger consideration during the Fundamental Change Period. The Fundamental Change Period commenced on June 7, 2013 (the effective date of the Merger) and ends July 10, 2013. The Merger also constitutes a “Make-Whole Fundamental Change” under the Indenture, as a result of which the conversion rate has been increased during the Make-Whole Exchange Period, which commenced on June 7, 2013 and ends on July 9, 2013, to 53.5639 shares of Virgin Media common stock per $1,000 in principal amount of convertible notes. At this increased conversion rate, a holder of Virgin Media convertible notes is entitled to exchange such notes, subject to the terms and conditions of the Indenture, for merger consideration consisting of 13.8302 Liberty Global class A ordinary shares, 10.3271 Liberty Global class C ordinary shares and $937.37 in cash (without interest) for each $1,000 in principal amount of convertible notes exchanged. Following the Make-Whole Exchange Period, the conversion rate will revert to 52.0291 shares of Virgin Media common stock per $1,000 in principal amount of convertible notes, subject to anti-dilution adjustments included in the Indenture.
In lieu of delivering the merger consideration upon exchange of convertible notes, and in accordance with and subject to the Indenture, Virgin Media may elect to deliver cash or a combination of cash and merger consideration. The convertible notes are only exchangeable during the periods described in the Indenture, and we refer you to the Indenture for a complete description of the exchange rights of holders and the obligations of Virgin Media and Liberty Global thereunder. You may request a copy of the Indenture at the telephone number and address set forth under “Where You Can Find Additional Information.”
As a result of the Merger, we assumed the Virgin Media Plans. In the Merger, each outstanding stock option to acquire Virgin Media common stock granted under the Virgin Media Plans was converted into two separate options, the first to acquire 0.4123 of a Liberty Global class A ordinary share for each share of Virgin Media common stock subject to the outstanding stock option and the second to acquire 0.3077 of a Liberty Global class C ordinary share for each share of Virgin Media common stock subject to the existing stock option. The applicable exercise prices were also adjusted in connection with the Merger. In addition, as a result of the Merger, certain Virgin Media stock units (restricted stock units and performance shares) in respect of Virgin Media common stock were converted into stock units in respect of 0.4123 of a Liberty Global class A ordinary share and 0.3077 of a Liberty Global class C ordinary share for each share of Virgin Media common stock subject to the Virgin Media stock unit award. You may request a copy of the Virgin Media Plans at the telephone number and address set forth under “Where You Can Find Additional Information.”
Our class A ordinary shares and class C ordinary shares are traded on the Nasdaq Global Select Market under the symbols “LBTYA” and “LBTYK,” respectively.

ISSUE MECHANICS
Upon the exchange of convertible notes for, or the exercise or vesting of awards in respect of, our class A and class C ordinary shares, it is anticipated that our class A and class C ordinary shares will initially be issued to one or more nominees for a non-EU issuer of depositary receipts and subsequently transferred to, and held through facilities of, the Depository Trust Company. Any such depositary receipts will be cancelled in connection with the transfer of our class A and class C shares to the Depository Trust Company or its nominee.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
RELATED TO CONVERSION OF THE CONVERTIBLE NOTES
The following discussion, subject to the limitations set forth below, describes the material U.S. federal income tax considerations with respect to the conversion of the convertible notes and the subsequent ownership and disposition of our class A and class C ordinary shares. This discussion generally does not address any aspects of U.S. taxation other than U.S. federal income taxation, is not a complete analysis or listing of all potential tax considerations for the conversion of the convertible notes or subsequent ownership and disposition of our class A and class C ordinary shares, and does not address all tax considerations that may be relevant to holders of the convertible notes or our class A and class C ordinary shares. In particular, the discussion below addresses U.S. federal income tax considerations for persons who hold their convertible notes, and will hold our class A and class C ordinary shares, solely as capital assets (generally, property held for investment). The discussion below does not address any tax considerations for holders of the convertible notes or our Class A and Class C ordinary shares who are subject to special rules under U.S. federal income tax laws, such as:

•	banks, financial institutions or insurance companies;

•	tax-exempt entities;

•	persons who hold shares or convertible notes as part of a straddle, hedge, integrated transaction or conversion transaction;

•	persons who have been, but are no longer, citizens or residents of the United States;

•	persons holding shares or convertible notes through a partnership or other fiscally transparent entity;

•	dealers or traders in securities, commodities or currencies;

•	grantor trusts;

•	persons subject to the alternative minimum tax;

•	U.S. persons whose “functional currency” is not the U.S. dollar;

•	regulated investment companies and real estate investment trusts;

•	persons who own (directly or through attribution) 10% or more of the total combined voting power of all classes of the stock of Liberty Global entitled to vote.
This discussion is based on the Code, the Treasury Regulations promulgated hereunder, which we refer to in this prospectus as the Treasury Regulations, judicial and administrative interpretations thereof and the Convention Between the United States of America and the United Kingdom for the Avoidance of Double Taxation with respect to Taxes on Income, which we refer to in this prospectus as the U.S.-U.K. Tax Treaty, in each case, as in effect and available on the date of this prospectus. Each of the foregoing is subject to change, potentially with retroactive effect, and any such change could affect the U.S. federal income tax considerations described below. Neither Liberty Global nor Virgin Media will request a ruling from the IRS as to the U.S. federal income tax consequences of a conversion or any other matter and, thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.
For purposes of this discussion, a “U.S. holder” is a beneficial owner of convertible notes or, after the completion of a conversion, our class A and class C ordinary shares, that for U.S. federal income tax purposes is:

•	an individual citizen or resident alien of the United States;

•	a corporation (or other entity taxable as a corporation for such purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust, if such trust validly has elected to be treated as a U.S. person for U.S. federal income tax purposes or if (i) a U.S. court can exercise primary supervision over its administration and (ii) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

A “non-U.S. holder” is a beneficial owner of convertible notes or, after the completion of a conversion, our class A and class C ordinary shares, other than a U.S. holder or a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes, which we refer to in this prospectus as a partnership. If a partnership is a beneficial owner of convertible notes, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Holders of convertible notes that are partnerships, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal income tax considerations for them with respect to a conversion of the convertible notes and the subsequent ownership and disposition of our class A and class C ordinary shares.
U.S. Tax Residence of Liberty Global
Liberty Global, a U.K. public limited company, generally would be classified as a foreign corporation (and, therefore, a non-U.S. tax resident) under general rules of U.S. federal income taxation. Section 7874 of the Code, however, contains rules that result in a foreign corporation being taxed as a U.S. corporation for U.S. federal income tax purposes. These rules are relatively new, their application is complex and there is little guidance regarding their application.
Under Section 7874 of the Code, a corporation created or organized outside the United States (i.e., a foreign corporation) will be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, a U.S. tax resident and subject to U.S. federal income tax on its worldwide income) when (i) the foreign corporation acquires, directly or indirectly, substantially all of the assets held, directly or indirectly, by a U.S. corporation, (ii) after the acquisition, the stockholders of the acquired U.S. corporation hold at least 80% (by vote or value) of the shares of the foreign corporation by reason of holding shares of the U.S. acquired corporation, and (iii) after the acquisition, the foreign corporation’s expanded affiliated group does not have substantial business activities in the foreign corporation’s country of organization or incorporation when compared to the expanded affiliated group’s total business activities. For this purpose, “expanded affiliated group” means the foreign corporation and all subsidiaries in which the foreign corporation owns, directly or indirectly, more than 50% of the stock (by vote or value). In addition, Treasury Regulation Section 1.7874-2 provides that if, pursuant to a plan or a series of related transactions, a foreign corporation acquires substantially all of the assets held, directly or indirectly, by two or more U.S. corporations, then the acquisitions will be treated as a single acquisition of a single U.S. corporation for purposes of the 80% ownership test described above.
Pursuant to the mergers, (i) Liberty Global indirectly acquired all of the assets of each of LGI and Virgin Media, and (ii) the former stockholders of LGI and Virgin Media own, in the aggregate, 100% of our class A and class C ordinary shares. Therefore, Liberty Global will be treated as a U.S. corporation for U.S. federal income tax purposes (pursuant to Section 7874 of the Code) unless the Liberty Global expanded affiliated group is treated as having substantial business activities in the U.K. In making this determination, LGI and Virgin Media (and, in general, each of their respective subsidiaries) should be treated as part of the Liberty Global expanded affiliated group because they have been acquired pursuant to the same plan and each are wholly owned by Liberty Global.
Treasury Regulation Section 1.7874-3T provides that an expanded affiliated group will be treated as having substantial business activities in the relevant foreign country when compared to its total business activities if, in general, at least 25% of the expanded affiliated group’s employees (by number and compensation), asset value and gross income are based, located and derived, respectively, in the relevant foreign country, (the “25% test”). Specifically, (i) the number of “group employees” based in the relevant foreign country must be at least 25% of the total number of group employees on the applicable date, which is either the date the transaction is completed or the last day of the month immediately preceding the closing of the transaction (to be applied consistently for purposes of the 25% test), (ii) the “employee compensation” incurred with respect to group employees based in the relevant foreign country must be at least 25% of the total employee compensation incurred with respect to all group employees during the testing period, which is the one-year period ending on the applicable date (as described in clause (i) above), (iii) the value of the “group assets” (generally, tangible and real property, including certain leases thereof) located in the relevant foreign country must be at least 25% of the total value of all group assets on the applicable date, and (iv) the “group income” (generally, gross income from unrelated customers) derived in the relevant foreign country must be at least 25% of the total group income during the testing period (as described in clause (ii) above).
In general, substantially all of the operations of Virgin Media occur in the U.K., and some of the operations of LGI occur in the U.K. (with its remaining operations occurring throughout Europe and Latin America). Virgin Media's operations in the U.K. are similar to LGI’s U.K. and European operations in terms of the type of operations as well as their size. If, as expected, the Liberty Global expanded affiliated group continues these substantial U.K. business activities, the Liberty Global expanded affiliated group should satisfy the 25% test, and, therefore, Liberty Global should not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.
We caution, however, that the satisfaction of the 25% test generally is determined at the closing of the mergers and there could be adverse changes to the relevant facts and circumstances which could become known in the future. In addition, there have been legislative proposals to expand the scope of U.S. corporate tax residence and there could be a future change in law under Section 7874 of the Code, the Treasury Regulations promulgated thereunder or otherwise that could result in Liberty Global being treated as a U.S. corporation. If it were determined that Liberty Global should be taxed as a U.S. corporation for U.S. federal income tax purposes, Liberty Global could be liable for substantial additional U.S. federal income tax. In addition, payments of dividends to Non-U.S. holders may be subject to U.S. withholding tax.
The remaining discussion assumes that Liberty Global will be treated as a U.K. corporation for U.S. federal income tax purposes and that Liberty Global will not be subject to Section 7874 of the Code.
Material U.S. Federal Income Tax Considerations for U.S. Holders on the Conversion of the Convertible Notes
A U.S. holder will generally recognize capital gain or loss on the conversion of a convertible note measured by the difference between (i) the amount of cash and the fair market value of our class A and class C ordinary shares received therefor (except to the extent such cash or stock is attributable to accrued but unpaid stated interest, which will be treated as a payment of interest and will be taxable as ordinary income to the extent the U.S. holder has not previously included the accrued interest in income) and (ii) such U.S. holder’s adjusted tax basis in the convertible note. Such gain or loss will be long-term capital gain or loss if the U.S. holder has held the convertible note for more than one year at the time of the conversion. Long-term capital gains of non-corporate holders are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.
If a U.S. holder purchased a convertible note for an amount that was less than its stated redemption price at maturity (as defined in Section 1278(a)(2) of the Code), such U.S. holder will be treated as having purchased the convertible note with “market discount” unless the discount is less than a specified de minimis amount. Under the market discount rules, a U.S. holder generally will be required to treat any gain realized on the sale, exchange, retirement or other disposition of a convertible note as ordinary income to the extent of any accrued market discount that has not previously been included in income. For this purpose, market discount will be considered to accrue ratably during the period from the date of the U.S. holder’s acquisition of the convertible note to the maturity date of the convertible note, unless the U.S. holder made an election to accrue market discount on a constant yield basis.

The basis of our class A and class C ordinary shares received upon conversion will be equal to the fair market value of such stock on the date of conversion. The holding period of such stock will not include the holding period of the convertible notes which were converted.
Material U.S. Federal Income Tax Considerations for Non-U.S. Holders on the Conversion of the Notes
A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain recognized on the conversion of the convertible notes unless: (i) such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if an income tax treaty applies, is attributable to a permanent establishment or fixed place of business maintained by the non-U.S. holder in the United States); (ii) in the case of certain capital gains recognized by a non-U.S. holder that is an individual, such individual is present in the United States for 183 days or more during the taxable year in which the capital gain is recognized and certain other conditions are met; or (iii) the non-U.S. holder is subject to backup withholding.
Material U.S. Federal Income Tax Considerations for U.S. Holders of Holding our Class A and Class C ordinary shares
Taxation of Distributions
The gross amount of cash distributions on our class A and class C ordinary shares will be taxable as dividends to the extent of Liberty Global’s earnings and profits (as determined for U.S. federal income purposes). With respect to non-corporate U.S. holders (including individuals), certain dividends received from a qualified foreign corporation will be subject to U.S. federal income tax at a maximum rate of 20%. As long as Liberty Global’s shares are listed on Nasdaq Global Select (or certain other exchanges) and/or Liberty Global qualifies for benefits under the U.S.-U.K. Tax Treaty, Liberty Global will be treated as a qualified foreign corporation. This reduced rate will not be available in certain circumstances, and U.S. holders should consult their own tax advisors regarding the availability of the reduced rate based on their particular situation. U.S. corporate holders generally will not be eligible for the dividends received deduction with respect to dividends received from Liberty Global.
To the extent that the amount of any distribution exceeds Liberty Global’s earnings and profits, the distribution will first be treated as a tax-free return of capital (with a corresponding reduction in the adjusted tax basis of a U.S. holder’s class A and class C ordinary shares), and thereafter will be taxed as capital gain recognized on a taxable disposition.
Taxation of Dispositions
For U.S. federal income tax purposes, a U.S. holder will recognize taxable gain or loss on any sale or other taxable disposition of our class A and class C ordinary shares in an amount equal to the difference between the amount realized from such sale or other taxable disposition and the U.S. holder’s adjusted tax basis in such shares. Such recognized gain or loss generally will be capital gain or loss. Capital gains of non-corporate U.S. holders (including individuals) will be subject to U.S. federal income tax at a maximum rate of 20% if the U.S. holder has held our class A and class C ordinary shares for more than one year as of the date of the sale or other taxable disposition. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder on the sale or other taxable disposition of our class A and class C ordinary shares generally will be treated as U.S. source gain or loss.
Passive Foreign Investment Company Status
The treatment of U.S. holders of our class A and class C ordinary shares in some cases could be materially different from that described above if, at any relevant time, Liberty Global was “a passive foreign investment company” or “PFIC” for U.S. federal income tax purposes.
For U.S. federal income tax purposes, a foreign corporation is classified as a PFIC for any taxable year if either (i) 75% or more of its gross income is “passive income” (as defined for such purposes) or (ii) the average percentage of assets held by such corporation which produce passive income or which are held for the production of passive income is at least 50%. For purposes of applying the tests in the preceding sentence, the foreign corporation is deemed to own its proportionate share of the assets, and to receive directly its proportionate share of the income, of any other corporation of which the foreign corporation owns, directly or indirectly, at least 25% (by value) of the stock. In addition, a “start-up” exception provides that a newly-formed foreign corporation will not be treated as a PFIC even if it meets the passive income and asset tests described above for its first taxable year so long as, in general, the foreign corporation is not expected to and actually does not meet such tests for any of the following two taxable years.
We believe that Liberty Global should not be a PFIC following the mergers, including taking into account the start-up exception. The tests for determining PFIC status are applied annually, and it is difficult to accurately predict future income and assets relevant to this determination. Accordingly, we cannot assure U.S. holders that Liberty Global will not be or will not become a PFIC. If Liberty Global should determine that it is a PFIC, it will attempt to notify U.S. holders, although there can be no assurance that it will be able to do so in a timely and complete manner. If Liberty Global was to be treated as a PFIC, then, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the our class A and class C ordinary shares, gain realized on any sale or other disposition of the our class A and class C ordinary shares and certain distributions with respect to our class A and class C ordinary shares could be subject to additional U.S. federal income taxes, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. In addition, dividends that a U.S. holder receives from Liberty Global would not be eligible for the reduced U.S. federal income tax rates applicable to certain dividends received from qualified foreign corporations if Liberty Global is treated as a PFIC with respect to such U.S. holder either in the taxable year of the dividend or the preceding taxable year, but instead would be subject to U.S. federal income tax rates applicable to ordinary income.
Material U.S. Federal Income Tax Considerations for Non-U.S. Holders of Holding our Class A and Class C ordinary shares
A non-U.S. holder generally should not be subject to U.S. federal income or withholding tax on dividends received from Liberty Global unless: (i) the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if an income tax treaty applies, the dividends are attributable to a permanent establishment or fixed place of business maintained by the non-U.S. holder in the United States); or (ii) such non-U.S. holder is subject to backup withholding.
In addition, a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain recognized on the sale, exchange or other disposition of our class A and class C ordinary shares unless: (i) such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, if an income tax treaty applies, is attributable to a permanent establishment or fixed place of business maintained by the non-U.S. holder in the United States); (ii) in the case of certain capital gains recognized by a non-U.S. holder that is an individual, such individual is present in the United States for 183 days or more during the taxable year in which the capital gain is recognized and certain other conditions are met; or (iii) the non-U.S. holder is subject to backup withholding.
Net Investment Income
Recently enacted legislation imposes a 3.8% tax on the “net investment income” of certain United States citizens and resident aliens and on the undistributed “net investment income” of certain estates and trusts (which may include certain non-U.S. holders). Among other items, “net investment income” would generally include dividends on our class A and class C ordinary shares and certain net gain from the sale, redemption, exchange (including a taxable conversion), retirement or other taxable disposition of property, such as the convertible notes and our class A and class C ordinary shares, less certain deductions.

Information Reporting and Backup Withholding
In general, information reporting will apply to the amount received on the conversion of the convertible notes dividends in respect of our class A and class C ordinary shares and the proceeds from the sale, exchange or redemption of our class A and class C ordinary shares that are paid to a holder within the United States (and in certain cases, outside the United States), unless such holder is an exempt recipient. A backup withholding tax (currently at a rate of 28%) may apply to such payments if such holder fails to provide a TIN or certification of exempt status or fails to report in full dividend and interest income. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS. The IRS may impose a penalty upon any taxpayer that fails to provide the correct TIN.
Certain U.S. holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar threshold are required to report information relating to our class A and class C ordinary shares, subject to certain exceptions (including an exception for our class A and class C ordinary shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their tax return for each year in which they hold our class A and class C ordinary shares. Holders are urged to consult their own tax advisors regarding information reporting requirements relating to the ownership of our class A and class C ordinary shares.
MATERIAL U.K. TAX CONSIDERATIONS OF HOLDING
OUR CLASS A AND CLASS C ORDINARY SHARES

The following paragraphs are intended as a general guide to current U.K. tax law and HMRC published practice applying as at the date of this document (both of which are subject to change at any time, possibly with retrospective effect) relating to the holding of our class A and class C ordinary shares in consequence of an exchange of convertible notes as described in this prospectus. They do not constitute legal or tax advice and do not purport to be a complete analysis of all U.K. tax considerations relating to the holding of our class A and class C ordinary shares. They relate only to persons who are absolute beneficial owners of our class A and class C ordinary shares. They may not relate to certain classes of holders of our class A and class C ordinary shares, such as persons who are connected with Liberty Global, insurance companies, charities, collective investment schemes, pension schemes, brokers or dealers in securities or persons who hold Liberty Global shares otherwise than as an investment, persons who have (or are deemed to have) acquired their Liberty Global shares by virtue of an office or employment or who are or have been officers or employees of Liberty Global or any of its affiliates and individuals who are subject to U.K. taxation on the remittance basis, to whom special rules may apply. These paragraphs do not describe all of the circumstances in which holders of our class A and class C ordinary shares may benefit from an exemption or relief from U.K. taxation.
These paragraphs do not address the exchange of convertible notes, as to which holders should obtain their own advice.
If you are resident or otherwise subject to tax in any jurisdiction other than the U.K., or if you are in any doubt as to your tax position, you should consult an appropriate professional advisor. In particular, non-U.K. resident or domiciled persons are advised to consider the potential impact of any relevant double tax agreements.
Taxation of Dividends
Withholding Tax
Dividends paid by Liberty Global on our class A and class C ordinary shares will not be subject to any withholding or deduction for or on account of U.K. tax, irrespective of the residence or particular circumstances of the holders of our class A and class C ordinary shares.

Income Tax
An individual holder of our class A and class C ordinary shares who is resident in the U.K. may, depending on his or her particular circumstances, be subject to U.K. income tax on dividends received from Liberty Global. An individual holder of our class A and class C ordinary shares who is not resident in the U.K. should not be chargeable to U.K. income tax on dividends received from Liberty Global, unless he or she carries on (whether solely or in partnership) any trade, profession or vocation in the U.K. through a branch or agency to which the class A and class C ordinary shares are attributable. Subject to certain conditions, an individual holder of our class A and class C ordinary shares who is resident in the U.K. will be entitled to a tax credit equal to one-ninth of the amount of dividend received from Liberty Global.
Dividends will be subject to U.K. income tax at the rate of 10% on the amount of the dividend and any associated one-ninth tax credit in the hands of an individual holder of our class A and class C ordinary shares who is liable to U.K. income tax at the basic rate. This means that the tax credit will generally satisfy in full the U.K. income tax liability of such a U.K. resident individual shareholder with respect to such a dividend.
An individual holder of our class A and class C ordinary shares who is liable to U.K. income tax at the higher rate will generally be subject to U.K. income tax at the rate of 32.5% on the amount of the dividend and any associated one-ninth tax credit. The tax credit will only partially satisfy that U.K. resident individual shareholder’s U.K. income tax liability with respect to such a dividend and, accordingly, such shareholders will generally be liable for additional tax of 22.5% of the amount of the dividend and any associated one-ninth tax credit or 25% of the cash dividend received.
An individual holder of our class A and class C ordinary shares who is liable to U.K. income tax at the additional rate will generally be subject to U.K. income tax at the rate of 37.5% on the amount of the dividend and any associated one-ninth tax credit.
Dividend income is treated as the top slice of the total income chargeable to U.K. income tax. Whether an individual holder of our class A and class C ordinary shares who is liable to U.K. income tax in respect of a dividend is liable to that tax at the higher or additional rate or not will depend on the particular circumstances of that shareholder.
There will be no repayment of the tax credit (or any part of it) associated with dividends paid by Liberty Global to an individual who is resident in the U.K.
Corporation Tax
On the basis that such dividends would normally be expected to fall within an exempt class and meet certain other conditions, a corporate holder of our class A and class C ordinary shares that is either resident in the U.K., or that carries on a trade in the U.K. through a permanent establishment to which the class A and class C ordinary shares are attributable, will not normally be liable to U.K. corporation tax on any dividends received in respect of those class A and class C ordinary shares.
Taxation of Capital Gains
Capital Gains Tax
A disposal of our class A and class C ordinary shares by an individual holder who is resident or (if relevant) ordinarily resident in the U.K. may, depending on his or her particular circumstances (including the tax base cost of the class A and class C ordinary shares and any available exemptions or reliefs), give rise to a chargeable gain or allowable loss for the purposes of U.K. capital gains tax. An individual holder of our class A and class C ordinary shares who ceases to be resident or (if relevant) ordinarily resident in the U.K. and disposes of his or her class A and class C ordinary shares during the period of non-residence may be liable to U.K. capital gains tax on his or her return to the U.K. in respect of a chargeable gain accruing on the disposal under certain anti-avoidance rules. An individual holder of our class A and class C ordinary shares who is not resident (and, if relevant, not ordinarily resident) in the U.K. should otherwise not be chargeable to U.K. capital gains tax on chargeable gains arising on the disposal of his or her class A and class C ordinary shares unless the shareholder carries on (whether solely or in partnership) a trade, profession or vocation in the U.K. through a branch or agency to which the class A and class C ordinary shares are attributable.
The rates of U.K. capital gains tax for the tax year 2013/14 (which began on April 6, 2013) are 18% (for basic rate taxpayers) and 28% (for higher and additional rate taxpayers). Certain reliefs may, depending on an individual holder’s particular circumstances, be available to reduce or eliminate any U.K. capital gains tax liability, such as the annual exemption and certain tax losses.
The U.K. government has published legislation which would abolish the concept of ordinary residence for U.K. tax purposes with effect from April 6, 2013. The ordinary residence status of holders of our class A and class C ordinary shares will not generally be relevant to their U.K. tax position in respect of the matters discussed above if this legislation is enacted in its current form.
Corporation Tax
A disposal of our class A and class C ordinary shares by a corporate shareholder that is resident in the U.K. may, depending on its particular circumstances (including the tax base cost of the class A and class C ordinary shares and any available exemptions or reliefs), give rise to a chargeable gain or an allowable loss for the purposes of U.K. corporation tax. A corporate holder of our class A and class C ordinary shares that is not resident in the U.K. should not be liable to U.K. corporation tax on chargeable gains accruing on the disposal of its class A and class C ordinary shares unless it carries on (whether solely or in partnership) a trade in the U.K. through a permanent establishment to which the class A and class C ordinary shares are attributable.
The main rate of U.K. corporation tax is 23% for the financial year 2013. The main rate of U.K. corporation tax for the financial years 2014 and 2015 has been announced as 21% and 20% respectively, but this has not yet been enacted. Companies with taxable profits in an accounting period not in excess of £300,000 (for companies that have no associated companies) will generally be subject to the small profits rate of U.K. corporation tax which is currently 20%. Marginal relief is generally available for companies with taxable profits in an accounting period in a specified higher band (between £300,000 and £1,500,000 for companies with no associated companies). A corporate holder of our class A and class C ordinary shares will be entitled to an indexation allowance in computing the amount of chargeable gain accruing on the disposal of the class A and class C ordinary shares, which provides relief for the effects of inflation by reference to movements in the U.K. retail prices index.
If the conditions of the substantial shareholding exemption set out in Section 192A and Schedule 7AC of the U.K. Taxation of Chargeable Gains Act 1992 are satisfied in relation to a chargeable gain accruing to a corporate holder of our class A and class C ordinary shares, the chargeable gain will be exempt from U.K. corporation tax. Whether the conditions of the substantial shareholding exemption will be satisfied will depend, amongst other things, on the particular circumstances of the corporate holder of our class A and class C ordinary shares. One of the conditions of the substantial shareholding exemption that must be satisfied is that the corporate holder must have held a substantial shareholding in Liberty Global throughout a twelve-month period beginning not more than two years before the day on which the disposal takes place. Ordinarily, a corporate holder will not be regarded as holding a substantial shareholding in Liberty Global unless it (whether alone or together with other group companies) directly holds not less than 10% of Liberty Global’s ordinary share capital.
Stamp Duty and Stamp Duty Reserve Tax
The discussion below relates to holders of our class A and class C ordinary shares wherever resident (but not to holders such as market makers, brokers, dealers and intermediaries, to whom special rules apply).
An agreement to transfer an interest in our class A and class C ordinary shares through a clearance service or depositary receipt system should not give rise to a liability to U.K. stamp duty reserve tax. We expect that the

Depository Trust Company would be treated as a clearance service for these purposes, and Liberty Global has obtained a clearance from HMRC to this effect. In addition, no U.K. stamp duty should, in practice, need be paid in respect of a paperless transfer of an interest in our class A and class C ordinary shares through the Depository Trust Company.
The transfer on sale of an interest in our class A and class C ordinary shares by means of a written instrument will generally be liable to U.K. stamp duty at a rate of 0.5% of the consideration paid (rounded up to the nearest multiple of £5) unless the instrument is not executed in the U.K. and remains at all times outside the U.K. and the transfer does not relate to any matter or thing done or to be done in the U.K. An exemption from U.K. stamp duty is available for a written instrument transferring an interest in our class A and class C ordinary shares where the amount or value of the consideration is £1,000 or less, and it is certified on the instrument that the transaction effected by the instrument does not form part of a larger transaction or series of transactions for which the aggregate consideration exceeds £1,000. A charge to U.K. stamp duty reserve tax will also arise (at the rate of 0.5% of the consideration paid) on an agreement to transfer an interest in our class A and class C ordinary shares otherwise than through a clearance service or depositary receipt system, although the liability will be cancelled and a claim for repayment of any U.K. stamp duty reserve tax already paid, generally with interest, may be made provided that an instrument transferring the interest in our class A and class C ordinary shares is executed in pursuance of the agreement and that instrument is duly stamped within six years of the date on which the agreement was made or, if the agreement was conditional, the date on which the agreement became unconditional.
An issue or transfer of our class A and class C ordinary shares to a person whose business is or includes the provision of clearance services (or its nominee) or issuing depositary receipts (or its nominee or agent) may give rise to a charge to U.K. stamp duty or U.K. stamp duty reserve tax at the rate of 1.5% of the amount or value of the consideration payable or, in certain circumstances, the value of the class A and class C ordinary shares. This liability for U.K. stamp duty or U.K. stamp duty reserve tax will strictly be accountable by the depositary or clearance service operator or its nominee or agent, as the case may be, but will, in practice, generally be reimbursed by participants in the clearance service or depositary receipt system. Pursuant to recent case law and HMRC guidance, HMRC has confirmed that it will no longer seek to apply the 1.5% U.K. stamp duty reserve tax charge to issues of U.K. shares to clearance services (or their nominee) or depositary receipt issuers (or their nominee or agent) or to transfers of U.K. shares to such entities that are an integral part of an issue of share capital. However, this does not have any impact on a transfer of our class A and class C ordinary shares to such entities where such transfer is not an integral part of an issue of share capital and, accordingly, the 1.5% charges discussed in this paragraph will continue to apply to transfers of our class A and class C ordinary shares to such entities which are not an integral part of an issue of share capital.
Therefore, a transfer of title in our class A and class C ordinary shares or an agreement to transfer such shares from within the Depository Trust Company system out of the Depository Trust Company system, and any subsequent transfers or agreements to transfer outside the Depository Trust Company system, will generally attract a charge to U.K. stamp duty and/or U.K. stamp duty reserve tax at a rate of 0.5% of any consideration. Any such duty must be paid (and the relevant transfer document stamped by HMRC) before the transfer can be registered in the books of Liberty Global. Holders of our class A and class C ordinary shares should note in particular that a redeposit of our class A and class C ordinary shares into the Depository Trust Company system, including by means of an initial transfer into a depositary receipt system, will generally attract U.K. stamp duty and/or U.K. stamp duty reserve tax at the higher rate of 1.5%.

DESCRIPTION OF OUR ORDINARY SHARES
The following information is a summary of the material terms of our class A ordinary shares and class C ordinary shares, as specified in our articles of association. This information may not be complete in all respects and is qualified entirely by reference to the provisions of our articles of association and applicable U.K. law. For information on how to obtain copies of our articles of association, see “Where You Can Find More Information.”
Under English law, persons who are neither residents nor nationals of the U.K. may freely hold, vote and transfer our shares in the same manner and under the same terms as U.K. residents or nationals.
Share Capital
Our board of directors is authorized to allot and issue shares and to grant rights to subscribe for or to convert any security into shares, up to an aggregate nominal amount (i.e., par value) of $20,000,000, comprised of any of the following:

•
class A ordinary shares, each of which is entitled to one vote in respect of all matters on which all voting shares have voting rights and, other than with respect to matters that require a class vote, forms a single class with the other voting shares in the capital of Liberty Global for such purposes. Subject to the matters described in the section entitled “—Dividends and Distributions,” each class A ordinary share ranks equally with all other ordinary shares in the capital of our company for any dividend, bonus issue or distribution (made on a winding up or otherwise);

•
class B ordinary shares, each of which is entitled to ten votes in respect of all matters on which all voting shares have voting rights and, other than with respect to matters that require a class vote, forms a single class with the other voting shares in the capital of Liberty Global for such purposes. Subject to the matters described in the section entitled “—Dividends and Distributions,” each class B ordinary share ranks equally with all other ordinary shares in the capital of our company for any dividend, bonus issue or distribution (made on a winding up or otherwise). Each class B ordinary share may be redesignated (i.e., converted) at any time at the election of the holder into a class A ordinary share;

•
class C ordinary shares, none of which have any voting rights (except as may be required by law). Subject to the matters described in the section entitled “—Dividends and Distributions,” each class C ordinary share ranks equally with all other ordinary shares in the capital of Liberty Global for any dividend, bonus issue or distribution (made on a winding up or otherwise);

•
preference shares with nominal amount (i.e., par value) of $0.01 per share, which have such rights as our board of directors shall determine at the time of allotment and issuance and may be issued in one or more classes or series with or without voting rights attached to them, with our board of directors to determine the existence of such voting rights and, if any, the ranking of such voting rights in relation to the other shares in the capital of Liberty Global. Our board of directors will also determine any other terms and conditions of the preference shares, including with regards to their rights: (i) to receive dividends (which may include, without limitation, the right to receive preferential or cumulative dividends); (ii) to distributions made by Liberty Global on a winding up or otherwise (which may include, without limitation, preferential distributions); and (iii) to be convertible into, or exchangeable for, shares of any other class or classes of shares, at such price or prices or at such rates of conversion or exchange and with such adjustments as may be determined by our board of directors; and

•	any other share(s) of one or more classes with such rights and restrictions as we may by ordinary resolution determine or as our board of directors shall determine.
The authorization referred to above will expire five years after the adoption of our articles of association, and renewal is expected to be sought at least once every five years, and possibly more frequently.

Voting Rights
Subject to any rights or restrictions as to voting attached to any class of shares and subject to disenfranchisement (i) in the event of non-payment of any call or other sum due and payable in respect of any shares not fully paid, (ii) in the event of any non-compliance with any statutory notice requiring disclosure of an interest in shares, (iii) with respect to any shares held by any of our subsidiaries or (iv) in the event of any non-compliance with the information requirements set out in our articles of association in respect of a resolution that a qualifying shareholder (or shareholders) is (or are) proposing to bring before a meeting, every shareholder (other than any of our subsidiaries) who (being an individual) is present or in person or (being a corporation) is present by a duly authorized corporate representative at a general meeting will have one vote for every class A ordinary share of which he, she or it is the holder, and ten votes for every class B ordinary share of which he, she or it is the holder, and every person present who has been appointed as a proxy shall have one vote for every class A ordinary share in respect of which he or she is the proxy, and ten votes for every class B ordinary share in respect of which he or she is the proxy.
In the case of joint holders, the vote of the person whose name stands first in the register of shareholders and who tenders a vote, whether in person or by proxy, is accepted to the exclusion of any votes tendered by any other joint holders.
The necessary quorum for a general shareholder meeting is the shareholders who together represent at least a majority of the voting rights of all the shareholders entitled to vote at the meeting, present in person or by proxy.
An annual general meeting shall be called by not less than 21 clear days’ notice (i.e., excluding the date of receipt or deemed receipt of the notice and the date of the meeting itself). For all other general meetings except general meetings properly requisitioned by shareholders, such meetings shall be called by not less than 14 clear days’ notice.
Dividends and Distributions
Subject to the U.K. Companies Act 2006, our board of directors may declare a dividend to be paid to shareholders in accordance with their respective rights and interests in our company, and may fix the time for payment of such dividend. Except as otherwise described below (in respect of distributions of the securities of another corporation), whenever a dividend is paid to the holders of one class of shares, we are also required to pay to the holders of the other classes of shares, on an equal per share basis. Our board of directors may from time to time declare and pay (in any currency) dividends on our issued share capital only out of our distributable reserves, defined as accumulated realized profits not previously utilized by distribution or capitalization less accumulated realized losses to the extent not previously written off in a reduction or reorganization of capital duly made, and not out of share capital, which includes the share premium account. Distributable reserves are determined in accordance with generally accepted accounting principles at the time the relevant accounts are prepared.
Our board of directors may direct the payment of all or any part of a dividend to be satisfied by distributing specific assets, including paid up shares or debentures of the Liberty Global or any other corporation or entity. Where securities of another corporation or entity are distributed, they must be distributed on the basis that:

(a)	the holders of class A ordinary shares, class B ordinary shares and class C ordinary shares receive the identical class of securities, on an equal per share basis; or

(b)
the holders of class A ordinary shares, the holders of class B ordinary shares and the holders of class C ordinary shares each receive a different class of securities (in which case: (i) the holders of class B ordinary shares will receive the securities having higher value voting rights and the holders of class A ordinary shares and class C ordinary shares will receive the securities having lower value voting rights, and (ii) if different classes of securities are being distributed to holders of the class A ordinary shares and class C ordinary shares, then such securities will be distributed either as determined by our board of directors or such that the relative voting rights of the securities of the class of securities to be received by the holders of class A ordinary shares and class C ordinary shares corresponds, to the extent practicable, to the relative voting rights of each such class of shares), on an equal per share basis.
Our articles of association also permit a scrip dividend scheme under which shareholders may be given the opportunity by our board of directors to elect to receive fully paid shares of the same class or class C ordinary shares instead of cash in respect of the whole or some part of any dividend. Where shares are held by or for the benefit of one of our subsidiaries, such subsidiary will have no voting rights and is expected to waive its entitlement to any dividends or distributions, including any scrip dividends, bonus shares or dividends or distributions of property or debentures of any other company.
Bonus Issues.
Subject to the U.K. Company Act 2006, our board of directors may declare bonus issues of shares:

(a)	consisting of class C ordinary shares to holders of class A ordinary shares, class B ordinary shares and class C ordinary shares, on an equal per share basis; or

(b)
consisting of class A ordinary shares to holders of class A ordinary shares, class B ordinary shares to holders of class B ordinary shares, and class C ordinary shares to holders of class C ordinary shares, on an equal per share basis; or

(c)	consisting of any other class of shares in the capital of Liberty Global to holders of class A ordinary shares, class B ordinary shares and class C ordinary shares, on the basis that:

•	the holders of class A ordinary shares, class B ordinary shares and class C ordinary shares receive the identical class of securities, on an equal per share basis; or

•
the holders of class A ordinary shares, the holders of class B ordinary shares and the holders of class C ordinary shares each receive a different class of securities (in which case (i) the holders of class B ordinary shares will receive the securities having higher value voting rights and the holders of class A ordinary shares and class C ordinary shares will receive the securities having lower value voting rights, and (ii) if different classes of securities are being distributed to holders of the class A ordinary shares and class C ordinary shares, then such securities will be distributed either as determined by our board of directors or such that the relative voting rights of the securities of the class of securities to be received by the holders of class A ordinary shares and class C ordinary shares corresponds, to the extent practicable, to the relative voting rights of each such class of shares), in each case, on an equal per share basis.

Winding Up
In the event of a voluntary winding up of our company, the liquidator may, on obtaining any sanction required by law, divide among the shareholders the whole or any part of our assets, whether or not the assets consist of property of one kind or of different kinds. Upon any such winding up, after payment or provision for payment of our debts and liabilities and, subject to the prior payment in full of any preferential amounts to which the holders of our preference shares may be entitled, the holders of class A ordinary shares, class B ordinary shares and class C ordinary shares (and any other shares outstanding at the relevant time which rank equally with such shares) will share equally, on a share for share basis, in our assets remaining for distribution to the holders of our ordinary shares.
The liquidator may also, with the same authority, transfer the whole or any part of the assets to trustees upon any trusts for the benefit of the shareholders as the liquidator decides. No past or present shareholder can be compelled to accept any asset which could subject him or her to a liability.

Preemptive Rights and New Issues of Shares
Under Section 549 of the U.K. Companies Act 2006, directors are, with certain exceptions, unable to allot and issue securities without being authorized either by the shareholders or by the company’s articles of association, pursuant to Section 551 of the U.K. Companies Act 2006. In addition, under Section 561 of the U.K. Companies Act 2006, the issuance of equity securities that are to be paid for wholly in cash (except shares held under an employees’ share scheme) must be offered first to the existing holders of equity securities in proportion to the respective nominal amounts (i.e., par values) of their holdings on the same or more favorable terms, unless a special resolution (i.e., a resolution approved by the holders of at least 75% of the aggregate voting power of our outstanding shares that, being entitled to vote, vote on the resolution) to the contrary has been passed or the articles of association otherwise provide an exclusion from this requirement (which exclusion can be for a maximum of five years after which shareholders’ approval would be required to renew the exclusion). In this context, equity securities generally means shares other than shares which, with respect to dividends or capital, carry a right to participate only up to a specified amount in a distribution, which, in relation to us, includes our shares, and all rights to subscribe for or convert securities into such shares.
A provision in our articles of association authorizes the directors, for a period up to five years from the date on which our articles of association were adopted to (i) allot and issue equity securities, or to grant rights to subscribe for or to convert or exchange any security into shares of Liberty Global up to an aggregate nominal amount (i.e., par value) of $20,000,000 and (ii) exclude preemptive rights in respect of such issuances for the same period of time. Such authorization will continue for five years and renewal of such authorization is expected to be sought at least once every five years, and possibly more frequently.
The U.K. Companies Act 2006 prohibits an English company from issuing shares at a discount to nominal amount (i.e., par value) or for no consideration, including with respect to grants of restricted stock made pursuant to equity incentive plans. If the shares are issued upon the lapse of restrictions or the vesting of any restricted stock award or any other share-based grant underlying any shares, the nominal amount (i.e., par value) of the shares must be paid up pursuant to the U.K. Companies Act 2006.
Disclosure of Ownership Interests in Shares
Section 793 of the U.K. Companies Act 2006 gives Liberty Global the power to require persons whom it knows have, or whom it has reasonable cause to believe have, or within the previous three years have had, any ownership interest in any Liberty Global shares to disclose specified information regarding those shares. Failure to provide the information requested within the prescribed period (or knowingly or recklessly providing false information) after the date the notice is sent can result in criminal or civil sanctions being imposed against the person in default.
Under our articles of association, if any shareholder, or any other person appearing to be interested in our shares held by such shareholder, fails to respond to a Section 793 notice, or, in purported compliance with such a notice, makes a statement which is materially false or misleading, then our board of directors may withdraw voting and certain other rights, place restrictions on the rights to receive dividends and transfer such shares (including any shares allotted or issued after the date of the Section 793 notice in respect of those shares).
Alteration of Share Capital/Repurchase of Shares
Subject to the provisions of the U.K. Companies Act 2006, and without prejudice to any relevant special rights attached to any class of shares, we may, from time to time:

•	increase our share capital by allotting and issuing new shares in accordance with the authority contained in the relevant shareholder resolution and our articles of association;

•	consolidate and divide all or any of our share capital into shares of a larger nominal amount (i.e., par value) than the existing shares;

•	subdivide any of our shares into shares of a smaller nominal amount (i.e., par value) than our existing shares; and

•	redenominate our share capital or any class of share capital.
We may not consolidate, divide, sub-divide or redenominate any class of ordinary shares without consolidating, dividing, sub-dividing or redenominating (as the case may be) the other classes of ordinary shares, on an equal per share basis.
English law prohibits us from purchasing our own shares unless such purchase has been approved by our shareholders. Shareholders may approve two different types of such share purchases: “on-market” purchases or “off-market” purchases. “On-market” purchases may only be made on a “recognized investment exchange,” which does not include Nasdaq, which is the only exchange on which our shares are traded. In order to purchase our shares, we must therefore obtain shareholder approval for “off-market purchases.” This requires that our shareholders pass a special resolution approving the terms of the contract pursuant to which the purchase(s) are to be made. Such approval may be for a maximum period of up to five years.
Prior to the effective times of the mergers, a special resolution was passed by the then current sole shareholder of our company, to approve certain contracts pursuant to which we will be able to make “off-market” purchases from selected investment banks. This special resolution may be renewed prior to its expiration (i.e., within five years), and renewal of such authorization may be sought at least once every five years, and possibly more frequently.
Takeover Provisions
An English public limited company is potentially subject to the U.K. City Code on Takeovers and Mergers (the Takeover Code), if, among other factors, its place of central management and control is within the U.K., the Channel Islands or the Isle of Man. The Takeover Panel will generally look to the residency of a company’s directors to determine where it is centrally managed and controlled. The Takeover Panel has confirmed that, based upon our current and intended plans for our directors and management, the Takeover Code does not apply to us.
It is possible that, in the future, circumstances could change that may cause the Takeover Code to apply to us. It should be noted that if we become subject to the Takeover Code, the ability of our directors to engage in defensive measures to seek to frustrate bids will, in addition to being subject to the directors’ statutory and fiduciary duties, be subject to the provisions of the Takeover Code.
Issuance of Preference Shares
Our board of directors has the authority, without further action of our shareholders for a period of five years (from the date of adoption of our articles of association), but subject to statutory and fiduciary duties, and to the requirements of English law applicable to us, to allot and issue shares, or to grant rights to subscribe for or to convert any security into shares, up to an aggregate nominal amount (i.e., par value) of $20,000,000. Such authority will continue for five years (from the date of adoption of our articles of association) before which it must be renewed, but we may seek renewal for additional five year terms more frequently. The shares allotted and issued pursuant to any such authorities may comprise (in whole or in part) preference shares or other shares, in one or more classes with such rights and restrictions as our board of directors shall determine. The issuance of preference shares on various terms could adversely affect the holders of our shares. The potential issuance of preference shares may discourage bids for our shares at a premium over the market price, may adversely affect the market price of our shares and may discourage, delay or prevent a change of control of our Company.
Transfer Agent and Registrar
Computershare Trust Company, N.A is transfer agent and registrar for our ordinary shares.

LEGAL OPINION
Legal matters relating to the validity of the securities to be offered pursuant to this prospectus have been passed upon by Sherman & Sterling (London) LLP.

EXPERTS
The consolidated financial statements and schedules of Liberty Global, Inc. and subsidiaries (LGI) as of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012, and LGI management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2012, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
The audit report on the effectiveness of internal control over financial reporting as of December 31, 2012, contains an explanatory paragraph that states LGI management’s evaluation of the effectiveness of internal control over financial reporting as of December 31, 2012 excluded San Juan Cable LLC, doing business as Onelink Communications, which was acquired in 2012. The audit of internal control over financial reporting of LGI also excluded an evaluation of the internal control over financial reporting of this entity.
The consolidated financial statements and financial statement schedule of Virgin Media Inc. and subsidiaries, the consolidated financial statements of Virgin Media Investment Holdings Limited and subsidiaries, and the consolidated financial statements of Virgin Media Investments Limited and subsidiaries appearing in its Annual Report (Form 10-K/A) for the year ended December 31, 2012, and the effectiveness of Virgin Media Inc. and subsidiaries’ internal control over financial reporting, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act with respect to the securities being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all the information included in the registration statement and the exhibits thereto. You should refer to the registration statement, including its exhibits and schedules, for further information about us and the securities being offered hereby.
We are subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, file periodic reports and other information with the Securities and Exchange Commission. This information is available to you without charge upon your written or oral request. You may read and copy any document that we file at the Public Reference Room of the Securities and Exchange Commission at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at (800) SEC-0330. You may also inspect such filings on the Internet web site maintained by the SEC at www.sec.gov. Information contained in any web site referenced in this prospectus is not incorporated by reference in this prospectus. Copies of documents filed by us with the Securities and Exchange Commission are also available by writing or telephoning our office of Investor Relations:

Liberty Global plc
12300 Liberty Boulevard
Englewood, CO 80112
Telephone: (303) 220-6600
The Securities and Exchange Commission allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information about us to you by referring you to other documents. The information incorporated by reference is an important part of this prospectus, and is deemed to be part hereof except for any information superseded by this prospectus, any accompanying prospectus supplement or any document incorporated by reference herein. In connection with certain mergers consummated on June 7, 2013, we became the successor to LGI for reporting purposes under the Exchange Act. We incorporate by reference the documents listed below and any future filings made by us with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than any report or portion thereof furnished or deemed furnished under any Current Report on Form 8-K) prior to the date we terminate the offering of securities under this prospectus:

•	LGI’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2012, filed on February 13, 2013 and amended on April 25, 2013;

•	LGI’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, filed on May 6, 2013;

•
LGI’s Current Reports on Form 8- K, filed on January 4, 2013, February 6, 2013 (solely with respect to Item 8.01), February 7, 2013, February 12, 2013 (and the amendment filed on February 27, 2013), March 7, 2013, March 8, 2013, March 28, 2013, April 4, 2013, April 23, 2013, May 2, 2013, May 15, 2013, May 16, 2013, May 24, 2013, June 4, 2013 and June 7, 2013;

•	Liberty Global’s Current Reports on Form 8-K, filed on June 7, 2013, June 12, 2013 (under Item 2.03) and June 17, 2013;

•	Virgin Media’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2012, filed on February 7, 2013 and amended on February 7, 2013 and April 24, 2013;

•	Virgin Media’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, filed on May 3, 2013;

•
Virgin Media’s Current Reports on Form 8-K filed on January 29, 2013, February 6, 2013 (under Item 8.01), February 7, 2013, February 15, 2013, February 27, 2013, March 7, 2013, March 8, 2013, April 30, 2012, May 2, 2013, May 3, 2013, May 23, 2013, May 24, 2013, June 4, 2013, June 12, 2013 and June 13, 2013; and

•
The description of Liberty Global’s ordinary shares contained in Liberty Global’s Registration Statement on Form S-4, as amended (File No. 333-187100), under the heading “Description of New Liberty Global Shares.”

We have not authorized anyone to give any information about our company or the securities offered hereby, that is different from, or in addition to, the information contained herein, in this prospectus or in any of the materials that we have incorporated into this document by reference. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this prospectus is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this prospectus does not extend to you. The information contained in this prospectus or incorporated by reference herein speak only as of the date of such document unless the information specifically indicates that another date applies.